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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                       ________________________________

                                SCHEDULE 14D-9

                     SOLICITATION/RECOMMENDATION STATEMENT
                      PURSUANT TO SECTION 14(d)(4) OF THE
                        SECURITIES EXCHANGE ACT OF 1934
                             (Amendment No. _____)


                              CEC RESOURCES LTD
                           (Name of Subject Company)

                              CEC RESOURCES LTD
                     (Name of Person(s) Filing Statement)

                        COMMON STOCK WITHOUT PAR VALUE
                        (Title of Class of Securities)

                                  124980 103
                    (CUSIP Number of Class of Securities)


                              Patrick R. McDonald
                     President and Chief Executive Officer
                              CEC Resources Ltd.
                        1700 Lincoln Street, Suite 1150
                         Denver, Colorado 80290-1101
                                (303) 860-1575

(Name, address and telephone number of person authorized to receive notice and communications on behalf of the person(s) filing statement)

                                With a copy to:

                              Mark R. Levy, Esq.
                              Holland & Hart LLP
                         555 17/th/ Street, Suite 3200
                            Denver, Colorado 80202
                                (303) 295-8000

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ITEM 1.   Security and Subject Company

     The name of the subject company is CEC Resources, Ltd., an Alberta corporation (the "Company"), and the address of the principal executive offices of the Company is 1700 Lincoln Street, Suite 1150, Denver, Colorado 80290-1101. The title of the class of equity securities to which this statement relates is the common stock, without par value, of the Company (the "Common Stock").

ITEM 2.   Tender Offer of the Bidder

     This statement relates to an offer by Carbon Energy Corporation, a Colorado corporation (the "Purchaser"), disclosed in a Tender Offer Statement on Schedule 14D-1 (the "Schedule 14D-1"), dated January 7, 2000, to exchange one share of the Purchaser's Common Stock for each outstanding share of the Company's Common Stock, upon the terms and subject to the conditions set forth in the Prospectus dated ______________, 2000 (the "Prospectus") and the related Letter of Transmittal (which together constitute the "Exchange Offer").

     The principal executive offices of the Purchaser are located at 1700 Lincoln Street, Suite 1150, Denver, Colorado 80290-1101.

     The Exchange Offer is being made pursuant to an Exchange and Financing Agreement, dated as of October 14, 1999 (the "Exchange Agreement"), among Yorktown Energy Partners III, L.P. ("Yorktown"), the Purchaser and the Company. A copy of the Exchange Agreement is filed as Exhibit 1 to this Schedule 14D-9 and is incorporated herein by reference. The Exchange Agreement is described under the heading "The Exchange Offer - Description of Exchange Agreement" in the portions of the Prospectus which makes the Exchange Offer (the "Prospectus"), and is Exhibit 2 to this Schedule 14D-9.

ITEM 3.   Identity and Background

     (a) The name and business address of the Company, which is the person filing this statement, are set forth in Item 1 above.

     (b) Certain contracts, agreements, arrangements, and understandings, and any actual or potential conflicts of interest, between the Company or its affiliates and (i) the Company's executive officers, directors or affiliates, or
(ii) the Purchaser or its executive officers, directors or affiliates, are described in the sections entitled "The Exchange Offer - Background of the Exchange Offer/Exchange Agreement," "The Exchange Offer - Interests of Certain Persons In The Exchange Offer," "The Exchange Offer - Description of Exchange Agreement," "The Exchange Offer - Possible Effects of the Exchange Offer," "The Exchange Offer - Second Step Merger," and "Certain Relationships and Transactions" in the Prospectus, which are incorporated herein by reference.

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     Except as described or incorporated by reference herein, as of the date hereof, there exists no material contract, agreement, arrangement or understanding and no material actual or potential conflict of interest between the Company or its affiliates and (i) the Company's executive officers, directors or affiliates, or (ii) the Purchaser or its executive officers, directors or affiliates.

ITEM 4.   The Solicitation or Recommendation

     The Company's Board of Directors believe that the terms of the Exchange Offer are fair to and in the best interests of the Company and its shareholders. In reaching its conclusion to approve the BFC stock purchase agreement, the Exchange Agreement and the Exchange Offer, the Company's Board consulted with management, as well as its legal and accounting advisors, and considered the factors set forth in "The Exchange Offer - CEC's Reason for Recommending the Exchange Offer" in the Prospectus, which information is incorporated herein by this reference.

ITEM 5.   Persons Retained, Employed or to be Compensated

     Neither the Company nor any person acting on its behalf currently intends to employ, retain or compensate any other person to make solicitations or recommendations to security holders on its behalf concerning the Exchange Offer.

ITEM 6.   Recent Transactions and Intent with Respect to Securities

     (a) No transactions in shares of the Company's Common Stock have been effected during the past 60 days by the Company, or, to the best of the Company's knowledge, by any executive officer, director, affiliate, or subsidiary of the Company.

     (b) The directors and executive officers of the Company who own, in the aggregate, 580,346 Shares of the outstanding Common Stock, representing approximately 38.1% of the Company's outstanding shares, have started they intend to accept the Exchange Offer.

ITEM 7.   Certain Negotiations and Transactions by the Subject Company

     (a) Except as described in Items 3 and 4 of this Schedule 14D-9, and as described in the Prospectus in the sections entitled "The Exchange Offer - Possible Effects of the Exchange Offer" and "The Exchange Offer--Second Step Merger," which are incorporated herein by reference, the Company is not now engaged in any discussions or negotiations in response to the Exchange Offer which relate to, or would result in, (i) an extraordinary transaction such as a merger or reorganization involving the Company or any subsidiary of Company,
(ii) a purchase, sale or transfer of a material amount of assets by Company or any subsidiary of Company, (iii) a tender offer for or other acquisition or securities by, or of, Company, or (iv) any material change in the present capitalization or dividend policy of Company.

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     (b)  Except as described in Items 3 and 4 of this Schedule 14D-9, and as described in the Prospectus in the section entitled "The Exchange Offer--Second Step Merger" which is incorporated herein by reference, there are no transactions, board resolutions, agreements in principle or signed contracts in response to the Exchange Offer which relate to or would otherwise result in one or more of the matters referred to in paragraph (a) of this Item 7.

ITEM 8.   Additional Information to be Furnished

     Not applicable.

ITEM 9.   Material to be Filed as Exhibits

     Exhibit 1 - Exchange and Financing Agreement, dated October 14, 1999, among Yorktown Energy Partners III, L.P., CEC Resources Ltd. And Carbon Energy Corporation (incorporated by reference to Exhibit 10.3 to Registration Statement No. 333-89783).

     Exhibit 2 - Portions of Preliminary Prospectus, dated January 7, 2000, of Carbon Energy Corporation.

     Exhibit 3 - Letter of the President of CEC Resources Ltd. regarding the Exchange Offer.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                    CEC RESOURCES LTD



Dated:  January 7, 2000             By:   /s/ Patrick R. McDonald
                                       ---------------------------------
                                       Patrick R. McDonald, President and
                                          Chief Executive Officer

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                                 Exhibit Index


Exhibit 1 Exchange and Financing Agreement, dated October 14, 1999, by and among Yorktown Energy Partners III, L.P., CEC Resources Ltd., and Carbon Energy Corporation (incorporated by reference to Exhibit
               10.3 to Registration Statement No. 333-89783)

Exhibit 2 Portions of Preliminary Prospectus, dated January 7, 2000 of Carbon Energy Corporation

Exhibit 3 Letter of the President of CEC Resources Ltd. regarding the Exchange Offer

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